Exhibit 99.2

I, Scott Gokey Britton, do hereby certify that:

1.	I am an employee of: Baja Mining Corp. 2350-1177 W. Hastings St. Vancouver, BC V6E 2K3

2.	I graduated with a B. Sc. Degree in Mining Engineering from the Virginia Polytechnic Institute & State University, Blacksburg, Virginia, USA in 1977.

3.	I am a Member of the Association of Professional Engineers of Wyoming (active) and Pennsylvania (inactive). I am a Registered Member of the Professional Society of Mining Engineers (SME-AIME).

4.	I have worked as an engineer for a total of 30 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the section of the technical report titled “Technical Report Update”, (the “Technical Report”), dated March 2, 2010, relating to mine designs and economic evaluation of the property. I have visited the property numerous times since May 2006.

7.	I have had an involvement in the Property since May 2006. This involvement takes the form of being the General Manager – Mining for Baja Mining Corp., the owners of the property.

8.
As of the date of this certificate, to the best of my knowledge and belief, the Technical Report contains all scientific information that is required to be disclosed to make the Technical Report not misleading.

9.	I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated March 5, 2010

/s/ Scott Britton
Signature of Qualified Person

Scott Gokey Britton
Name of Qualified Person